File No. 82-5089

ZURICH®

Zurich to divest part of its UK annuity business

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, June 4, 2007 – Zurich Financial Services Group (Zurich) has today announced that its UK subsidiary, Zurich Assurance Ltd, has signed an agreement to transfer part of its UK annuity business to Swiss Re. In the future, that business will be managed by Windsor Life Assurance Company Limited, a Swiss Re subsidiary.

Zurich and Swiss Re have signed a reinsurance agreement which transfers the benefits and risks of the portfolio of annuities 'in payment' as of January 1, 2007, from Zurich to Swiss Re. Zurich will transfer approximately GBP 3.7 billion in assets and approximately GBP 3.9 billion in liabilities. Together with Swiss Re, Zurich will initiate the formal transfer in order to make Swiss Re the insurer under the annuities. The completion of this transaction is subject to certain conditions including regulatory and court approvals. None of Zurich's annuity customers will be materially affected by the transaction and their terms and conditions will continue to apply.

Zurich has not actively marketed its annuity business in the UK since 2005, choosing instead to focus on its core business of pensions, investments and protection. This transaction is in line with Zurich's current strategy to release capital and cash to focus on enhancing its propositions in its chosen target markets.

Paul van de Geijn, Chief Executive Officer of Zurich Global Life, said, "Zurich reviews and adapts its product offerings constantly to serve its customers better and to remain competitive. This allows us to focus our

ZURICH®

resources on our core business where we are pursuing sustained profitable growth."

The annuity portfolio transferred covers approximately 220,000 policies. Zurich will be writing to all affected customers later this year as part of the process to formally transfer the book to Swiss Re. It is expected that the transaction will have a positive impact of approximately USD 100 million on the Zurich European Embedded Value (EEV). This transaction will be accretive on conclusion of the formal transfer.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 150 countries.

END